FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 NOTICE OF REDEMPTION
Dated 30 January 2025

US$1,750,000,000 2.999% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026 (CUSIP No. 404280DA4; ISIN: US404280DA42)* (the 'Fixed/Floating Rate Notes') and US$500,000,000 Floating Rate Senior Unsecured Notes due 2026 (CUSIP No. 404280DB2; ISIN: US404280DB25)* (the 'Floating Rate Notes' and, together with the Fixed/Floating Rate Notes, the 'Securities')

* No representation is made as to the correctness of such numbers either as printed on the Securities or as contained in this Notice of Redemption, and reliance may be placed only on the other identification numbers printed on the Securities, and the Optional Redemption (as defined below) shall not be affected by any defect in or omission of such numbers.

To:       The Holders of the Securities
            The New York Stock Exchange

NOTE: THIS NOTICE CONTAINS IMPORTANT INFORMATION THAT IS OF INTEREST TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE SECURITIES. IF APPLICABLE, ALL DEPOSITORIES, CUSTODIANS, AND OTHER INTERMEDIARIES RECEIVING THIS NOTICE ARE REQUESTED TO EXPEDITE RE-TRANSMITTAL TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE SECURITIES IN A TIMELY MANNER.

The Securities have been issued pursuant to an indenture dated as of 26 August 2009 (as amended or supplemented from time to time, the 'Base Indenture'), between HSBC Holdings plc, as issuer (the 'Issuer'), The Bank of New York Mellon, London Branch, as trustee (the 'Trustee'), and HSBC Bank USA, National Association, as paying agent and registrar ('HSBC Bank USA'), as supplemented and amended by a twenty-fourth supplemental indenture dated as of 10 March 2022 (the 'Twenty-fourth Supplemental Indenture' and, together with the Base Indenture, the 'Indenture') among the Issuer, the Trustee and HSBC Bank USA as paying agent, registrar and calculation agent. Capitalised terms used and not defined herein have the meanings ascribed to them in the Indenture.

The Issuer has elected to redeem the Securities in whole in accordance with the terms of the Indenture and the Securities (the 'Optional Redemption').

Pursuant to Section 11.04 of the Base Indenture and Sections 2.01, 2.02, 3.01, 3.02, 4.01, and 4.02 of the Twenty-fourth Supplemental Indenture, the Issuer hereby provides notice of the following information relating to the Optional Redemption:

●    The redemption date for the Securities shall be 10 March 2025 (the 'Redemption Date').
●     The redemption price for the Securities shall be US$1,000 per US$1,000 principal amount of the Securities (the 'Redemption Price').
●     Additionally, in accordance with the terms of the Indenture, as the Redemption Date is an Interest Payment Date:
i.    all accrued but unpaid interest from (and including) 10 September 2024 to (but excluding) the Redemption Date will be payable to the holders of record of the Fixed/Floating Rate Notes as of 23 February 2025, the Regular Record Date (the 'Fixed/Floating Rate Notes Interest Payment'); and
ii.    all accrued but unpaid interest from (and including) 10 December 2024 to (but excluding) the Redemption Date will be payable to the holders of record of the Floating Rate Notes as of 23 February 2025, the Regular Record Date (the 'Floating Rate Notes Interest Payment').
●      Subject to any conditions and/or the limited circumstances contained in the Twenty-fourth Supplemental Indenture, on the Redemption Date the Redemption Price and the Fixed/Floating Rate Notes Interest Payment or the Floating Rate Notes Interest Payment, as applicable, shall become due and payable upon each such Security to be redeemed        and interest thereon shall cease to accrue on and after such date.
●     Securities should be surrendered at the registered office of HSBC Bank USA at 66 Hudson Boulevard East, 545W9, New York, NY 10001, Attention: Issuer Services.

Questions relating to this Notice of Redemption should be addressed to HSBC Bank USA via e-mail at CTLANYDealManagement@us.hsbc.com, at its registered office or via telephone at +1 201 217 8417.

IMPORTANT TAX INFORMATION
EXISTING U.S. FEDERAL INCOME TAX LAW MAY REQUIRE BACKUP WITHHOLDING OF 24% OF ANY PAYMENTS TO HOLDERS PRESENTING THEIR SECURITIES FOR PAYMENTS WHO HAVE FAILED TO FURNISH A TAXPAYER IDENTIFICATION NUMBER CERTIFIED TO BE CORRECT UNDER PENALTY OF PERJURY ON A COMPLETE AND VALID INTERNAL REVENUE SERVICE ('IRS') FORM W-9 OR APPLICABLE FORM W-8 TO THE APPLICABLE PAYER OR WITHHOLDING AGENT. HOLDERS MAY ALSO BE SUBJECT TO PENALTIES FOR FAILURE TO PROVIDE SUCH NUMBER.

Investor enquiries to:
Greg Case                    +44 (0) 20 7992 3825                 investorrelations@hsbc.com

Media enquiries to:
Press Office                 +44 (0) 20 7991 8096                 pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 60 countries and territories. With assets of US$3,099bn at 30 September 2024, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 30 January 2025